UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name of Company	OMS Management LLC
State of Organization	Delaware
Date Company Was Formed	February 11, 2025
Kind of Entity	Limited liability company
Street Address	15 West Mulberry Street, Baltimore, MD 21201
Mailing Address	10 Light Street, #1009, Baltimore, MD 21202
Website Address	www.baltimorecommunitycommons.org, www.opportunitymainstreet.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Jennifer Kassan	
All positions with the Company and How Long for Each Position	**Position:** Manager of the Issuer	**How Long:** Since inception (2/11/25)
Business Experience During Last Three Years (Brief Description)	Senior Attorney at Jason Wiener PC; Owner and CEO of The Kassan Group, a law firm; Director of a nonprofit called Community Ventures	
Principal Occupation During Last Three Years	Attorney, business owner, and nonprofit executive	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Jason Wiener PC County of Alameda City of Fremon**t**	Law firm Local government Local government

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Jennifer Kassan

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

About the Vision

The vision for Baltimore Community Commons at The Mulberry is to provide a centrally located beautiful and welcoming community gathering space that will serve as a hub for the greater Baltimore community to come together and work toward building community wealth. The upper floors provide five furnished one-bedroom residences designed to appeal to travelers and corporate relocation specialists that want to experience the charm of real Baltimore.

About the Project

In October 2021, Opportunity Main Street, LLC (the "Project Entity") acquired a building we call The Mulberry, located at 15 West Mulberry Street, Baltimore, MD 21201.[1]

The building is four stories tall, with a total of 6,525 s.f. (plus 1,877 s.f. unfinished basement) and contains five one-bedroom residential units on the upper floors and gathering, meeting, and office space on the first floor. The first-floor tenant is planned to be Baltimore Community Commons, a nonprofit project of Community Ventures (a 501(c)(3) that has been in existence since 2008) whose mission is to build access to investment, knowledge, mutual aid, and community connection in Baltimore, making it possible for wealth to stay and grow locally.

The upper floor residential units are planned as furnished residences targeted at the short-term rental and corporate housing markets.

The Issuer of this offering, OMS Management LLC (the "Company" or the "Issuer"), will manage the building and own a preferred membership interest in the Project Entity.

Building renovation began in July 2023. As the construction contractor, Apex Builders Group, began to work on the renovation, it discovered several issues that had not been revealed in the initial inspection, requiring change orders that increased the construction budget from $1.1 million to approximately $1.5 million. At that time, Apex Builders confirmed (in consultation with our structural engineer Walus Engineering) that it had uncovered all of the issues with the building so that no additional structural change orders would be needed. In October 2023, the renovations were paused due to insufficient funds. Renovation re-started in March 2025 under a limited scope of work including completion of mechanical, electrical, plumbing, fire suppression, and rough-in inspection.

The Nonprofit Tenant: Baltimore Community Commons

Baltimore Community Commons ("BCC") is a project of a nonprofit organization exempt from tax under Section 501(c)(3) called Community Ventures.[2] [3] BCC will be the primary user of the first-floor space at the Mulberry. BCC is a membership organization that promotes community

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[1] https://maps.app.goo.gl/9nN11S9aGN7KWn9e9

[2] https://www.baltimorecommunitycommons.org/

[3] https://www.c-ventures.org/

investing, mutual exchange, knowledge sharing, and connection. BCC is a comprehensive model for building community wealth – one that might be replicated in communities throughout the U.S.

The three components of the program are

- **The time banking initiative:** A mutual aid network that promotes the exchange of skills and services.
- **The community business school:** A hands-on business school focused on strengthening local economies.
- **The community investment initiative:** A program that helps local residents invest in local business.

The front two rooms on the first floor of the Mulberry are designed as a community living room for the hosting of community gatherings, workshops, performances, art exhibitions, and small business pop ups. We plan to offer healthy drinks and snacks as well as retail items provided by local makers. In the rear of the first floor there are additional meeting and workshop spaces available.

(e) The current number of employees of the issuer.

0

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

THE PURCHASE OF CLASS A SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY. THE PURCHASE OF CLASS A SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Class A Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guarantees that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: In recent years, consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve responded by raising interest rates significantly. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

Project-Specific Risks:

HTC Non-compliance: We are in the process of applying for federal historic tax credits (HTCs) for the Project. Even if we are awarded the credits, improvements not aligned with the Secretary of the Interior's Standards could cause recapture of the HTCs and the requirement to repurchase the interest of the HTC Investor for their entire investment with interest.

Change of Law Risk: Changes in Federal Tax law could limit the availability of the HTCs and reduce or eliminate capital available to the project for such purposes. This might prevent the Project from securing HTCs and/or equity investment tied to the HTCs on the terms the Company anticipates, resulting in reduced returns for shareholders. Other local, state, or federal law changes could affect the ability of the Project to distribute cash to investors.

Reliance on the HTC Investor to Perform: If we secure an HTC investor, such Investor is contractually obligated to contribute capital, including after project completion, when certain requirements are met. If the HTC Investor fails to do so, the Project and Company would be significantly financially harmed.

No prior operating history: We are a recently formed company and have no operating history. As of the date of this document, we have not completed any real estate projects. You should not assume that our performance will be similar to the past performance of our founder. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our Company.

Risk of delays in leasing: The current leasing market for properties such as The Project is competitive. We cannot be sure when we will be successful in leasing our space.

Minimal operating capital and no current revenue from operations: We have minimal operating capital and until the Project is leased up will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. There can be no assurance that we will be able to successfully raise all of the needed operating capital. The failure to successfully raise sufficient operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our investors. We have no significant financial resources, so such an adverse event could put your investment dollars at risk.

Reliance on Manager: Our future depends on the continued contributions of our Manager who would be difficult to replace. The loss of the services of the Manager and the process to replace her would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Potential development and construction delays and resultant increased costs and risks: Investments in real property are subject to the uncertainties associated with the development and construction of real property, including those related to the contractor's ability to build in conformity with plans, specifications, budgeted costs, and timetables. If we experience delays and/or cost overruns this could decrease our ability to pay investors.

Risk of investing in a non-listed company: As a non-listed company conducting an exempt offering, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, we are not required to have (i) a board of directors of which a majority consists of "independent" directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange's requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Project Value Could Decline: Factors that could cause the value of the Project to decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guarantee that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions could put downward pressure on rents and occupancy levels or prevent us from raising rents in the future. Competition, especially from newer buildings with greater amenities, could have the same effect.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if the Project carries adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow the insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital it might sell Class A Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA") and state laws governing accessibility, which require certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA and similar laws can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly-traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it. There is no guarantee that our projected sales timeline and price are accurate.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class A Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class A Shares:

- There will be no public market for your Class A Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Class A Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- Under the LLC Agreement, the Class A Shares may not be transferred without the Manager's approval which shall not be granted unless the Manager determines that such transfer will not result in the violation of various laws (see Section 8.1.6 of the LLC Agreement for details).

- If you want to sell your Class A Shares, the Manager, the Company, or the Manager's designee has a first right of refusal to buy them.

No Registration Under Securities Laws: Neither the Company nor the Class A Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: We have the right to (1) increase the amount of Class A Shares we are selling, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Maryland, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" (other than those required by law) the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

The foregoing are not necessarily the only risks of investing. Please consult with your professional advisors.

    (m) A description of the ownership and capital structure of the issuer, including:

    (1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

    (2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

    (3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

    (4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    (5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

    (6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase a Class A Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated April 25, 2025 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement."

Distributions

If the Company is profitable, it will make distributions to its Class A Shareholders from time to time.

The Company's potential sources of revenue are (1) preferred distributions from the Project Entity (as a preferred member of the Project Entity, the Company would receive preferred returns of two times the investment amount prior to any other member receiving returns, but such preferred return is not guaranteed and (2) distributions from a new entity called OMS Development LLC. The source of revenue for OMS Development LLC is the developer fee paid by the Project Entity.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive investor.

Limited Rights to Transfer Your Shares

Class A Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Class A Shares without the Manager's consent which will be withheld unless the Manager determines that such transfer will not result in negative legal consequences for the Company (see Section 8.1.6 of the LLC Agreement for details).
- If you want to sell your Class A Shares the Manager, the Company, or a designee of the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Class A Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Class A Shares indefinitely.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Shares (see Article 11 of the LLC Agreement for details).

Other Classes of Securities

The Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering will own all the Class A Shares, while all the Class B Shares will be owned by the Manager.

Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class B Shares, has total control over all aspects of the Company and its business.

The Person Who Controls the Company

Jennifer Kassan owns the Class B Shares of the Company and is the Manager of the Company. Therefore, Ms. Kassan effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell its interest in the Project Entity and other entities which affects when (if ever) you will get your money back. The Company is the Manager of the Project Entity which means that the Manager also controls the business decisions of the Project Entity which includes when the Project is sold and/or refinanced. If the Project is sold or refinanced "too soon," you could miss out on the opportunity for greater appreciation. If it is sold or refinanced "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or spend it on expenses of the Company.
- The Manager could decide to hire herself or people with whom she has a family or business relationship to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager decides how much of her own time to invest in the project.

- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class A Shares is arbitrary and was determined for convenience. As noted above, every dollar of net proceeds from this offering will be invested into one dollar worth of preferred interest in the Project Entity.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including, but not limited to, these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

None

(q) A description of exempt offerings conducted within the past three years.

None

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Liquidity

The Company was organized under the Delaware Limited liability company Act on February 11, 2025. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to purchase equity in the Project Entity which will use the funds to complete the renovation of the Project, as described in our business plan, as soon as the Offering closes.

If we cannot raise money in this Offering, or cannot identify other financing on appropriate terms, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the equity in the Project Entity as soon as we raise money from Investors in this Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

Exhibits List

Exhibit A: Financial Statements

OMS Management, LLC
Profit and Loss
January - December 2025

TOTAL INCOME		
GROSS PROFIT	$	-
Expenses		
Amortization	$	-
Depreciation	$	-
Facilities		
Utilities	$	-
Total Facilities	$	-
General & Administrative		
Bank Fees	$	-
Business Insurance	$	-
Dues & Subscriptions	$	-
Licenses and Fees	$	349.00
Office Expenses	$	-
Total General & Administrative	$	349.00
IT Expense		
Software & Web Services	$	-
Telephone and Internet	$	-
Total IT Expense	$	-
Meals & Entertainment		
Meals	$	-
Total Meals & Entertainment	**$**	**-**
Professional Fees		
Finance & Accounting	$	-
Management Consulting & Strategy	$	-
Total Professional Fees	$	-
Sales & Marketing		
Advertising	$	-
Branding	$	-
Marketing Contractors	$	-
Promotional Materials	$	-
Sales & Marketing Tools	$	-
Total Sales & Marketing	**$**	**-**
Uncategorized Expense		
Total Expenses	$	349.00
NET OPERATING INCOME	$	-
Other Income		
Grant Revenue	$	-
Other Income	$	-
Total Other Income	**$**	**-**
Other Expenses		
Interest Expense	$	-
Prior Period Adjustment	$	-
Taxes	$	-
Total Other Expenses	$	-
NET OTHER INCOME	$	-
NET INCOME	$	(349.00)

OMS Management, LLC
Balance Sheet
As of December 31, 2025

ASSETS		
Current Assets		
Bank Accounts		
Coastal Community Bank	$	-
Total Bank Accounts	$	-
Other Current Assets		
Money In Transit	$	-
Total Other Current Assets	**$**	**-**
Total Current Assets	**$**	**-**
Furniture & Fixtures	$	-
Accumulated Depreciation - Furniture & Fixtures	$	-
Total Furniture & Fixtures	**$**	**-**
Intangible Assets	$	-
Accumulated Amortization - Intangible Assets	$	-
Total Intangible Assets	**$**	**-**
Total Fixed Assets	**$**	**-**
Other Assets		
Goodwill	$	-
Total Other Assets	**$**	**-**
TOTAL ASSETS	**$**	**-**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Total Credit Cards	**$**	**-**
Other Current Liabilities	$	349.00
Reimbursement Liability	$	-
Total Other Current Liabilities	**$**	**349.00**
Total Current Liabilities	**$**	**349.00**
Long-Term Liabilities	$	-
Total Long-Term Liabilities	**$**	**-**
Total Liabilities	**$**	**-**
Equity		
Accumulated Deficit	$	(349.00)
Total Equity	**$**	**-**
TOTAL LIABILITIES AND EQUITY	**$**	**-**

OMS Management, LLC
Statement of Cash Flows
January - December 2025

OPERATING ACTIVITIES		
Net Income	$	(349.00)
Adjustments to reconcile Net Income to		
Net Cash provided by operations:	$	349.00
Money In Transit	$	-
Reimbursement Liability		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**349.00**
Net cash provided by operating activities	**$**	**-**
INVESTING ACTIVITIES		
Furniture & Fixtures	$	-
Intangible Assets	$	-
Goodwill	$	-
Net cash provided by investing activities	**$**	**-**
FINANCING ACTIVITIES		
Net cash provided by financing activities	**$**	**-**
NET CASH INCREASE FOR PERIOD	$	-